300 North LaSalle Street Chicago, Illinois 60654
Robert M. Hayward, P.C. To Call Writer Directly: (312) 862-2133 robert.hayward@kirkland.com	(312) 862-2000 www.kirkland.com	Facsimile: (312) 862-2200

December 7, 2011

Via EDGAR Submission and Overnight Delivery

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	H. Roger Schwall
Kevin Dougherty
Timothy S. Levenberg
Lily Dang
Karl Hiller
George K. Schuler

Re:	U.S. Silica Holdings, Inc.
Amendment No. 3 to Registration Statement on Form S-1
(SEC File No. 333-175636), filed November 7, 2011

Ladies and Gentlemen:

U.S. Silica Holdings, Inc., a Delaware corporation (the “Company”), has today filed with the Securities and Exchange Commission, pursuant to the requirements of the Securities Act of 1933, as amended, and Regulation S-T thereunder, an Amendment No. 4 (the “Amendment”) to its Registration Statement on Form S-1 (the “Registration Statement”).

On behalf of the Company, we are writing to respond to the comments raised in the letter to the Company, dated November 23, 2011, from the staff of the Securities and Exchange Commission (the “Staff”). The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). For your convenience, copies of the Amendment are enclosed, and have been marked to show changes from Amendment No. 3 to the Registration Statement filed on November 7, 2011. Where applicable, we have referenced in the Company’s responses the appropriate page number of the Amendment. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Amendment. In addition, we have included below a discussion of the currently contemplated preliminary price range for the Company’s common stock (the “Common Stock”) in its initial public offering (the “IPO”).

Hong Kong	London	Los Angeles	Munich	New York	Palo Alto	San Francisco	Shanghai	Washington, D.C.

Securities and Exchange Commission

December 7, 2011

I. Responses to the Comments Included in the Staff’s Letter Dated November 23, 2011

General

1.	We re-issue comments 1 and 2 from our letter to you dated October 14, 2011.

Response: The Company acknowledges the Staff’s comment and notes that the Company has included in this letter a preliminary estimate of its IPO price range. The Company will revise the Registration Statement to include all required information, including the price range, in a subsequent pre-effective amendment. The Company will file this subsequent pre-effective amendment sufficiently in advance of the effectiveness of the Registration Statement to provide the Staff time to review such information and to enable the Company to respond to any additional comments the Staff may have as a result of the inclusion of such information.

Nine Months Ended September 30, 2011 Compared to Nine Months Ended September 30, 2010, page 54

2.	Please revise to quantify the “[p]ricing growth [that] also contributed to the overall sales growth” in your Oil & Gas Proppants segment for the nine-months ended September 30, 2011.

Response: In response to the Staff’s comment, the Company has added disclosure to page 54 of the Registration Statement to quantify the pricing growth that contributed to the overall sales growth in its Oil & Gas Proppants segment for the nine months ended September 30, 2011 as a 3% increase in average realized price per ton.

II. Preliminary Estimate of the Company’s IPO Price Range

The underwriters and the Company are still finalizing the valuation range for the Company’s IPO. As a result, the Company has not included an assumed IPO price range in the Amendment. In order to facilitate the Staff’s review of the Registration Statement, however, the Company has requested that the underwriters assist in providing some preliminary valuation information. Based on preliminary dialogue with the underwriters and the Company’s analysis, the Company estimates that the IPO price for its common stock will be between $18.00 to $23.00 per share. This range is preliminary and may differ materially from the ultimate IPO price range of the Company’s common stock.

* * * *

The Company will furnish a letter at the time it requests acceleration of the effective date of the Registration Statement acknowledging the statements set forth in the Staff’s comment letter.

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-2133.

Securities and Exchange Commission

December 7, 2011

Sincerely,

/s/ Robert M. Hayward, P.C.
Robert M. Hayward, P.C.

cc:	Brian Slobodow

U.S. Silica Holdings, Inc.

William A. White

U.S. Silica Holdings, Inc.

Michael Kaplan

Davis Polk & Wardwell LLP

Mike Buher

Grant Thornton LLP